Exhibit 99.1

Business Acquisition Report

April 3, 2008

FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1  Identity of Company

1.1	Name and Address of Company

Enerplus Resources Fund (the "Fund")
The Dome Tower
3000, 333 - 7th Avenue S.W.
Calgary, AB
T2P 2Z1

1.2	Executive Officer

Robert J. Waters, Senior Vice President & Chief Financial Officer of EnerMark Inc. ("EnerMark"), the administrator of the Fund, is knowledgeable about the significant acquisition and this report.  Mr. Waters may be contacted at (403) 298-2200.

Item 2  Details of Acquisition

2.1	Nature of Business Acquired

On February 13, 2008, the Fund completed its acquisition of Focus Energy Trust ("Focus"), an energy income trust with producing natural gas and crude oil assets in Saskatchewan, Alberta and British Columbia.  The acquisition was completed pursuant to a plan of arrangement (the "Arrangement") under the Business Corporations Act (Alberta).  Pursuant to the Arrangement, the Fund acquired all of Focus' oil and natural gas properties, assets and related facilities (collectively, the "Focus Properties") and assumed all of Focus' liabilities.

Additional disclosure regarding the Arrangement can be found in the Fund's material change reports dated December 10, 2007 and February 22, 2008.  A more detailed description of the Focus Properties is contained in Appendix "G" - Information Regarding Focus Energy Trust to the Fund's Annual Information Form dated March 13, 2008 (the "Enerplus AIF").  The material change reports and the Enerplus AIF may be accessed through the Fund's profile on the SEDAR website at www.sedar.com.

2.2	Date of Acquisition

February 13, 2008

2.3	Consideration

The Fund issued an aggregate of 30,149,752 trust units of the Fund ("Enerplus Trust Units") to former Focus unitholders in the transaction.  Focus unitholders received 0.425 of an Enerplus Trust Unit for each trust unit of Focus, and all of the trust units of Focus were redeemed pursuant to the transaction.

The holders of Class B units of Focus Limited Partnership ("Focus Exchangeable LP Units") did not exchange their Focus Exchangeable LP Units for Enerplus Trust Units pursuant to the Arrangement, but following the Arrangement the Focus Exchangeable LP Units became exchangeable for Enerplus Trust Units on the basis of 0.425 of an Enerplus Trust Unit for each Focus Exchangeable LP Unit.  Similarly, the voting rights attached to the Focus Exchangeable LP Units, as well as the cash distributions and payments to be made on such units, have been adjusted in accordance with such exchange ratio.

In conjunction with the Arrangement, the Fund increased the size of its syndicated credit facility by $400 million from $1.0 billion to $1.4 billion.  The credit facility continues to be unsecured and covenant-based with a revolving three-year term.

2.4	Effect on Financial Position

Focus has been integrated into the Fund's corporate structure and the results of operations from the Focus Properties will be included in the Fund's results beginning February 13, 2008.  For additional information on the effect of the Arrangement on the Fund's financial position, see the pro forma consolidated financial statements for the year ended December 31, 2007, attached as Schedule "B" hereto.

The Fund has no plans or proposals for material changes relating to the business affairs of the Fund or Focus which may have a significant effect on the result of the operations and financial position of the Fund as a result of the Arrangement.  The Fund does not anticipate making significant changes to the Focus Properties acquired, other than continuing to refine operations, seek efficiencies and develop assets where feasible.  Two former directors of Focus (being David P. O'Brien and Clayton H. Woitas) have joined the board of directors of EnerMark.  Following a transition period that ended March 31, 2008, none of the former senior officers of Focus have continued their employment with EnerMark.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The Arrangement was not with an "informed person" (as such term is defined in Section 1.1 of National Instrument 51-102 - Continuous Disclosure Obligations), associate or affiliate of the Fund.

2.7	Date of Report

April 3, 2008

Item 3  Financial Statements

The audited consolidated financial statements of Focus as at and for the years ended December 31, 2007 and December 31, 2006 are attached hereto as Schedule "A".  The auditors of such financial statements have provided their consent to include their auditors' report in this Business Acquisition Report.

The pro forma consolidated balance sheet of the Fund as at December 31, 2007 and the pro forma consolidated statement of income for the year ended December 31, 2007 (including pro forma net income per unit) are attached hereto as Schedule "B".

Schedule "A"

Audited Consolidated Financial Statements
of Focus Energy Trust
As At and For the Years Ended December 31, 2007 and 2006

KPMG LLP	Telephone	(403) 691-8000
Chartered Accountants	Fax	(403) 691-8008
2700 205 - 5th Avenue SW	Internet	www.kpmg.ca
Calgary AB T2P 4B9

AUDITORS' REPORT TO THE UNITHOLDERS

We have audited the consolidated balance sheets of Focus Energy Trust, as at December 31, 2007 and 2006 and the consolidated statements of income, comprehensive income and accumulated income and cash flows for the years ended December 31, 2007 and 2006. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Canada

February 11, 2008 except
as to note 1 which is
as of February 27, 2008

Consolidated Balance Sheets	December 31,	December 31,
($ thousands)	2007	2006
ASSETS
Current assets
Accounts receivable	$38,347	$51,392
Derivative assets	3,529	-
Prepaid expenses and deposits	5,946	5,467
Commodity contracts	-	2,959
	47,822	59,818
Petroleum and natural gas properties and equipment [notes 4 & 5]	1,242,150	1,301,056
Goodwill [note 4]	453,241	453,241
Reclamation fund [note 7]	9,683	5,649
	$1,752,896	$1,819,764
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$46,013	$50,426
Cash distributions payable	11,179	12,443
Current bank debt	14,652	4,948
Derivative liabilities	438	-
Commodity contracts	-	3,123
	72,282	70,940
Long-term debt [note 8]	274,000	297,000
Asset retirement obligation [note 6]	42,949	36,131
Future income taxes [note 20]	281,477	318,800
	670,708	722,871
NON-CONTROLLING INTEREST
Exchangeable shares [note 9]	-	4,550
UNITHOLDERS' EQUITY
Unitholders' capital [note 10]	971,471	922,426
Exchangeable partnership units [note 11]	200,698	218,500
Contributed surplus [notes 12 & 13]	8,958	2,945
Accumulated income [note 15]	(99,289)	(51,528)
Accumulated other comprehensive income [note 17]	350	-
	1,082,188	1,092,343
Commitments and contingencies [note 21]
Subsequent event [note 1]
	$1,752,896	$1,819,764

    See Notes to Consolidated Financial Statements

Consolidated Statements of Income, Comprehensive Income and Accumulated Deficit

	Years Ended,
	December 31,
($ thousands except per-unit amounts)	2007	2006
Revenue
Production revenue	$343,053	$261,459
Financial commodity contract settlements [note 3]	32,880	24,180
Unrealized loss on commodity contracts [note 3]	(22,696)	-
Reclassification to earnings of gains on hedges [note 3]	25,444	-
Royalties	(63,058)	(54,093)
Facility income	2,242	3,115
	317,865	234,661
Expenses
Transportation system charges	12,794	12,117
Production	33,374	24,192
General and administrative	13,467	8,574
Elimination of the executive bonus plan [note 14]	-	2,872
Interest and financing	16,641	10,230
Depletion, depreciation and accretion [notes 5 & 6]	195,599	132,824
	271,875	190,809
Income before income and other taxes	45,990	43,852
Income and other taxes [note 20]
Future income tax reduction	(41,277)	(30,219)
Current tax	1,203	220
	(40,074)	(29,999)
Non-controlling interest - exchangeable shares	-	884
Net income for the year	86,064	72,967
Changes in other comprehensive income	(17,597)	-
Comprehensive income	68,467	72,967

Accumulated deficit, beginning of year	(51,528)	(258)
Net income	86,064	72,967
Cash distributions	(133,825)	(124,237)
Accumulated deficit, end of year	$(99,289)	$(51,528)
Net income per unit [note 19]
Basic	$1.09	$1.26
Diluted	$1.08	$1.25

    See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Years Ended,
	December 31,
($ thousands)	2007	2006
Operating activities
Net income for the year	$86,064	$72,967
Items not affecting cash:
Non-controlling interest - exchangeable shares	-	884
Non-cash general and administrative expenses [notes 12 & 13]	6,467	2,924
Depletion, depreciation and accretion	195,599	132,824
Non-cash amortization of hedging contracts	-	1,843
Reclassification to earnings of gains on hedges	(25,444)	-
Unrealized loss on commodity contracts	22,696	-
Future income tax recovery	(41,277)	(30,219)
Reclamation costs	(1,422)	(277)
Net change in non-cash working capital items	16,172	(30,623)
	258,855	150,323
Financing activities
Proceeds from issue of trust units (pursuant to Distribution Reinvestment Plan)	16,322	889
Proceeds from exercise of unit appreciation rights	1,401	806
Increase (decrease) in long-term debt	(23,000)	209,500
Cash distributions paid	(135,089)	(118,399)
	(140,366)	92,796
Investing activities
Capital asset additions	(109,919)	(90,406)
Acquisition expenditures [note 4]	(6,221)	(143,998)
Reclamation fund contributions, net of costs	(4,034)	(2,938)
Net change in non-cash working capital items	1,685	(10,473)
	(118,489)	(247,815)
Decrease in cash and cash equivalents during
the year	-	(4,696)
Cash at beginning of year		4,696
Cash at end of year	$-	$-

    See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

1.	SUBSEQUENT EVENT NOTE

Effective, February 13, 2008 Enerplus Resources Fund (“Enerplus”) acquired Focus Energy Trust  (“Focus”) pursuant to a Plan of Arrangement (the “Arrangement”) with Enerplus. Unitholders of Focus received 0.425 of an Enerplus trust unit for each Focus trust unit. Holders of the Focus Limited Partnership Class B Units (”Focus Exchangeable LP Units”) did not exchange their Focus Exchangeable LP units for Enerplus units pursuant to the Arrangement, but following the Arrangement, the Focus Exchangeable LP Units are exchangeable for Enerplus trust units on the basis of 0.425 of an Enerplus trust unit for each Focus Exchangeable LP unit.  The completion of the Arrangement resulted in a ‘’change of control’’ for the purposes of the Focus Rights Incentive Plan and the Focus Unit Award Incentive Plan and the executive employment agreements between FET and its executive offices, causing all plans to vest and certain payments being made under such executive employment agreements. With the completion of the Arrangement, all bank facilities were accelerated.

2.	STRUCTURE OF THE TRUST

Focus Energy Trust (the “Trust”) was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the “Trust Indenture”).  Valiant Trust Company has been appointed Trustee under the Trust Indenture.  The beneficiaries of the Trust are the holders of the trust units (the “unitholders”).

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust.  The income of the Trust consists primarily of interest earned on promissory notes issued to FET Resources Ltd., Focus BC Trust, and FET Energy Ltd., entities that are wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to a net profits interest agreement (the “NPI Agreement”).

Pursuant to the terms of the NPI Agreement, the Trust is entitled, through a subsidiary, to a payment from FET Resources Ltd. each month essentially equal to the amount by which the gross proceeds from the sale of production exceed certain deductible expenditures (as defined).  Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of FET Resources Ltd.

On June 22, 2007, the federal government’s legislation containing provisions to impose tax (the “SIFT tax”) on publicly traded income trusts and partnerships received Royal Ascent. This new tax will take effect in 2011. Until 2011, provided certain conditions continue to be met, the Trust is allowed a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year.  The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust’s taxable income to zero.  Such taxable income relating to the payable amount is allocated to unitholders of record at the end of the year, and each unitholder at the distribution record date receives a pro rata share of the payable amount.

FET Resources Ltd. (the “Company”) is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

FET Energy Ltd. is a subsidiary of the Trust. Under a Plan of Arrangement with Profico Energy Management Ltd. (“PEML”) dated June 26, 2006, FET Energy Ltd. became the successor company to PEML through amalgamation on June 27, 2006. FET Energy Ltd., through its interest in a partnership, is engaged in the business of oil and natural gas exploitation, development, acquisition and production.

3.	SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).  The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period.  Correspondingly, actual results could differ from estimated amounts.  These consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs.  The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

a)	Principles of Consolidation

The consolidated financial statements of the Trust include the accounts of Focus Energy Trust, its subsidiaries FET Resources Ltd., FET Gas Production Ltd., Focus B.C. Trust and FET Energy Ltd., and its share of three partnerships.  All inter-entity transactions and balances have been eliminated.

b)	Petroleum and Natural Gas Properties and Equipment

The Trust follows the full cost method of accounting for petroleum and natural gas properties, whereby all costs of acquiring petroleum and natural gas properties and related development costs, whether productive or unproductive, are capitalized and accumulated in one Canadian cost centre, including asset retirement costs.  Such costs include acquisition, drilling, geological, geophysical, and equipment costs and overhead expenses related to the properties and development activities.  Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined in the period that proved reserves are attributable to the properties or impairment has occurred.  Maintenance and repairs are charged against income, and renewals and enhancements which extend the economic life of the properties and equipment are capitalized.  Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion by 20 percent or more.

Depletion of petroleum and natural gas properties and depreciation of equipment are provided for using the unit-of-production method based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers calculated in accordance with National Instrument 51-101.  Production and reserves of natural gas are converted to equivalent barrels of crude oil based on the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.  The depletion and depreciation cost base includes total capitalized costs, less prior depletion and depreciation charges, less costs of unproved properties, less the estimated future net realizable value of production equipment and facilities, plus provision for future development costs and future asset retirement costs of proved undeveloped reserves.

c)	Cost Impairment Test

The Trust places a limit on the aggregate carrying value of petroleum and natural gas properties and equipment, which may be amortized against revenues of future periods (the “cost impairment test”).  The cost impairment test requires an evaluation of petroleum and natural gas assets in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

Cost impairment is recognized if the carrying amount of the petroleum and natural gas properties exceeds the sum of the undiscounted cash flows expected to result from the Trust’s proved reserves.  Cash flows are calculated based on third party quoted forward prices, adjusted for the Trust’s contract prices and quality differentials.

Upon recognition of impairment, the Trust would then measure the amount of impairment by comparing the carrying amounts of the petroleum and natural gas properties to an amount equal to the estimated net present value of future cash flows from proved plus risked probable reserves.  The Trust’s risk-free interest rate is used to arrive at the net present value of the future cash flows.  Any excess carrying amount above the net present value of the Trust’s future cash flows would be recognized as a permanent impairment.

The cost of unproved properties is excluded from the cost impairment test calculation and is subject to a separate impairment test.

d)	Asset Retirement Obligation

The Trust uses the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs.  The fair value of the liability for the Trust’s asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment.  The asset recorded is depleted on a unit-of-production basis over the life of the reserves.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation.  Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

e)	Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired business.  Net identifiable liabilities of the acquired business include an estimate of future income taxes.  The goodwill balance is assessed for impairment annually at year end or more frequently if events change and circumstances indicate that the asset might be impaired.  The test for impairment is the comparison of the carrying amount to the fair value of the reporting entity.  If the fair value of the consolidated Trust is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities at their fair values.  The excess of this allocation is the fair value of goodwill.  Any excess of the book value of goodwill over this implied value is the impairment amount.  Impairment is charged to income in the period in which it occurs.

Goodwill is stated at cost less impairment and is not amortized.

An impairment test of goodwill was completed at December 31, 2007 resulting in no impairment amount.

f)	Financial Instruments

Effective January 1, 2007, the Trust adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, “Comprehensive Income”; Section 3861, “Financial Instruments - Disclosure and Presentation”; Section 3855, “Financial Instruments - Recognition and Measurement”; and Section 3865, “Hedges”, prospectively and therefore the comparative interim financial statements have not been restated.  These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.

Effective January 1, 2007, the following adjustments were made to the balance sheet to adopt the new standards:

Increase (decrease) ($ thousands)
Derivative assets	$25,950
Derivative liabilities	-
Future income tax liability	(8,003)
Accumulated other comprehensive income
Hedges, net of income taxes	$17,947

The following table summarizes the income statement (before tax) effects of the financial commodity contracts:

($ thousands)	Twelve Months Ended, December 31, 2007
Financial commodity contract settlements	$32,880
Unrealized gain (loss) on commodity contracts	(22,696)
Reclassification to earnings of gains on hedges	25,444
$35,628

(i) Financial Instruments - Recognition and Measurement

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value.  Changes to the measurement of existing financial assets and liabilities at the date of adoption were adjusted to opening accumulated other comprehensive income as noted above.

(ii) Derivatives

The Trust continues to utilize financial derivatives and non-financial derivatives, such as commodity sales contracts requiring physical delivery, to manage a portion of the price risk attributable to future sales of petroleum and natural gas production.

The Trust has elected to account for its commodity sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts on an accrual basis rather than as non-financial derivatives.  Prior to adoption of the new standards, physical receipt and delivery contracts did not fall within the scope of the definition of a financial instrument and were also accounted for as operating contracts.

Subsequent changes in fair value of derivatives that are not designated or do not qualify for hedge accounting are recognized in net earnings as incurred.

Prior to January 1, 2007, the Trust applied hedge accounting to its financial derivatives.  On January 1, 2007, the Trust discontinued hedge accounting for all existing financial derivatives.  Net derivative gains of $17.9 million in accumulated other comprehensive income at January 1, 2007 are reclassified to earnings in future periods as the original hedged transactions affect net earnings.  From that date forward, the changes in fair value of such derivatives will be recognized in net earnings when incurred.  Discontinuing hedge accounting will not affect the Trust’s reported financial position or cash flows.

(iii) Embedded Derivatives

On adoption, the Trust elected to recognize as separate assets and liabilities, only those embedded derivatives in hybrid instruments issued, acquired or substantively modified after January 1, 2003.  The Trust did not identify any material embedded derivatives which required separate recognition and measurement.

(iv) Other Comprehensive Income

The new standards require a new statement of comprehensive income, which consists of net earnings and other comprehensive income which, for the Trust, relates to changes in gains or losses on derivatives previously designated as hedges.  This information is contained in Note 17.

g)	Income Taxes

Income taxes are calculated using the liability method of accounting for income taxes.  Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and their respective tax base, using substantively enacted income tax rates.  Tax benefits from tax uncertainties, if any, are recognized to the extent it is probable they will be sustained. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs.  Temporary differences arising on acquisitions result in future income tax assets and liabilities.

In the Trust structure, distributions are made between the Trust and individual unitholders which result in the transferring of taxable income from the Trust to individual unitholders.  These payments may reduce future income tax liabilities previously recorded by the Trust which would be recognized as a recovery of income tax in the period incurred.

h)	Non-Controlling Interest

The exchangeable shares issued by a subsidiary, FET Resources Ltd., are reflected as non-controlling interest on the consolidated balance sheet and in turn, net income is reduced by the amount of net income attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement with Storm Energy Inc. in August 2002, plus net income attributable to the exchangeable shareholders, less exchangeable shares converted. The net income attributable to the non-controlling interest on the consolidated statement of income and accumulated income represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to trust units, exchangeable shares and exchangeable partnership units  issued and issuable each period end.

FET Resources Ltd. elected to redeem all of its exchangeable shares outstanding on January 16, 2007. In connection with this redemption, FET Resources Ltd. exercised its overriding redemption call right to purchase such exchangeable shares from holders of record. Each redeemed exchangeable share was purchased for trust units of the Trust in accordance with the exchange ratio effective at January 15, 2007, rounded to the nearest whole trust unit. See Note 9 for further information.

i)	Trust Units Rights Plan

The Trust has a trust unit rights plan (the “Rights Plan”) for employees, directors and consultants of the Trust and its subsidiaries which is described in Note 12.  Compensation expense associated with rights granted under the Plan is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus.  Compensation expense is based on the fair value of the unit-based compensation at the date of grant using a modified Black Scholes option pricing model.  The fair value method has been adopted prospectively with rights granted in 2003.

Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in unitholders’ capital.

The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for actual forfeitures as they occur.

j)	Unit Award Incentive Plan

The Trust has a unit award incentive plan (the “Unit Award Plan”) for employees, directors and consultants of the Trust and its subsidiaries which is described in Note 13. The compensation expense is based on the fair value of the trust units on the date of grant. Compensation expense is recognized in income over the two years and nine month vesting period with a corresponding increase in contributed surplus.

At settlement dates, holders of restricted trust units and performance trust units will receive additional trust units in respect of accrued cumulative distributions relating to those units from the grant date to settlement date.  These additional trust units to be issued for accrued cumulative distributions are accounted for in equity with a corresponding payable.

k)	Per-Unit Amounts

Net income per unit is calculated using the weighted average number of trust units, exchangeable partnership units, and exchangeable shares outstanding during the year.  Diluted net income per unit includes additional trust units for the dilutive impact of the Rights Plan and Unit Award Plan and includes exchangeable partnership units and exchangeable shares converted at the average exchange rate.  The treasury stock method is used to determine the dilutive effect of unit-based compensation.  The treasury stock method assumes that the proceeds received from the exercise of in-the-money trust unit rights are used to repurchase units at the average market rate during the period.  The weighted average number of units outstanding is then adjusted by the net change.  Net income is also increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

l)	Revenue Recognition

Revenue associated with sales of crude oil, natural gas, and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

m)	Joint Operations

Certain of the Trust’s exploration and production activities are conducted jointly with others.  The accounts of the Trust reflect its proportionate interest in such activities.

n)	Cash and Cash Equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.  These cash equivalents consist primarily of funds on deposit for various terms.  Cash and cash equivalents are stated at cost which approximates fair value.

o)	Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date.  Revenues and expenses are translated at the monthly average rates of exchange.  Translation gains and losses are included in income in the period in which they arise.

p)	Transportation System Charges

The Trust records revenue gross of transportation system charges and a transportation system charge on the income statement.

q)	Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

4.   BUSINESS ACQUISITION

Effective June 27, 2006 Focus acquired PEML pursuant to a Plan of Arrangement with PEML.  On June 26, 2006, the unitholders of the Trust and the shareholders of PEML voted to approve resolutions to effect the Plan of Arrangement by which security holders of PEML received a total of 5.17 Focus Energy Trust units and/or Focus Limited Partnership exchangeable units and $25.12 cash for each PEML common share and the Trust received the assets and assumed the liabilities of PEML for total consideration of $1,091.3 million.  Of this amount, $1,070.5 million was for the acquisition of oil and gas assets, and the remaining $20.8 million was for the acquisition of working capital.

This amount consisted of the issuance of 30,802,817 Focus Energy Trust units, 9,999,992 Focus Limited Partnership exchangeable units and $199.8 million in cash and transaction costs.  Both the Trust and Partnership units had a fair value of $21.85 per unit.  The Board of Directors approved the Information Circular dated May 25, 2006 with respect to the Plan of Arrangement on May 24, 2006.

The Trust’s aggregate consideration for the acquisition of PEML consists of the following:

Consideration for the acquisition:

($ thousands)

Trust units issued	$673,041
Exchangeable partnership units issued	218,500
Cash	198,253
Transaction costs	1,500
$1,091,294

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess consideration over the fair value of the identifiable net assets allocated to goodwill.  The following summarizes the allocation of the aggregate consideration of the PEML acquisition.

Allocation of purchase price:

($ thousands)

Cash acquired	$55,800
Net working capital	(36,717)
Petroleum and natural gas properties and equipment	903,645
Fair value of commodity contracts	1,679
Goodwill	448,141
Asset retirement obligation	(14,570)
Future income taxes	(266,684)
$1,091,294

Effective June 27, 2006, the results from operations from the assets purchased from PEML have been included in the consolidated financial statements of the Trust.

5.    PETROLEUM AND NATURAL GAS PROPERTIES AND EQUIPMENT

($ thousands)	2007	2006
Petroleum and natural gas properties and equipment, at cost	$1,789,867	$1,656,262
Accumulated depletion and depreciation	(547,717)	(355,206)
Petroleum and natural gas properties and equipment, at cost, net	$1,242,150	$1,301,056

The calculation of depletion and depreciation in 2007 included an estimate of $280.7 million (2006 - $258.6 million) for future development costs and $34.3 million (2006 - $27.3 million) for future asset retirement costs associated with proved undeveloped reserves.  Unproved property costs of $29.0 million (2006 - $26.7 million) and estimated net realizable value of production equipment and facilities of $49.9 million (2006 - $45.4 million) were excluded from the depletion calculation.

The Trust performed a cost impairment test at December 31, 2007 to assess the recoverable amount of the net carrying value of petroleum and natural gas properties and equipment.  Future prices for crude oil and natural gas were obtained for the period 2008 to 2012 inclusive from the Trust’s year-end independent reserve evaluations and then escalated based on escalation factors in the same evaluations.  Based on these assumptions, the recoverable value was in excess of the carrying value of the Trust’s net carrying value of the petroleum and natural gas properties and equipment.

The future prices used for the cost impairment test for December 31, 2007 are as follows:

Consultant’s Price Forecasts	2008	2009	2010	2011	2012
Crude Oil - WTI ($US/bbl)	$90.00	$88.00	$84.00	$82.00	$80.00
Natural Gas - AECO ($CDN/Mmbtu)	$6.80	$7.28	$7.43	$7.58	$7.73

6.   ASSET RETIREMENT OBLIGATION

The Trust’s asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $99.6 million which will be incurred between 2008 and 2041.  The majority of the costs will be incurred after 2022.  A credit-adjusted risk-free rate of 7.5 percent and an inflation rate of 2.1 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

($ thousands)	2007	2006
Balance, as at January 1	$36,131	$15,090
Accretion expense	3,089	2,445
Liabilities incurred
Acquisitions	-	14,570
Development activity and change in estimates	5,151	4,303
Settlement of liabilities	(1,422)	(277)
Balance, as at December 31	$42,949	$36,131

7.    RECLAMATION FUND

($ thousands)	2007	2006
Balance as at January 1	$5,649	$2,711
Contributions	5,456	3,215
Reclamation costs	(1,422)	(277)
Balance as at December 31	$9,683	$5,649

At the inception of the Trust in 2002, a reclamation fund was established to fund the payment of environmental and site reclamation costs.  Annual contributions will be made to the reclamation fund such that the currently estimated future environmental and site reclamation costs will be funded after 20 years. The Company may use the reclamation fund for purposes of funding its environmental and site reclamation costs.  The reclamation fund is held on deposit at a Canadian financial institution.

8.    LONG-TERM DEBT

The Trust has a $350 million revolving syndicated credit facility among four Canadian financial institutions with an extendible 364-day revolving period and a two-year amortization period.  In addition, the Trust has a $15 million demand operating line of credit.  At December 31, 2007, the available borrowings under these facilities were reduced by $3.0 million of letters of credit.  The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank’s prime rate, bankers’ acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust.   Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing.   The effective rate on debt outstanding at December 31, 2007 is approximately 5.52 percent.

The credit facility will revolve until June 25, 2008, whereupon it may be renewed for a further 364-day term subject to review by the lenders.  If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of eight and one-third percent commencing 15 months after the term date and the remaining 75 percent at the end of the term.

9.  NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio was increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. The exchangeable shares of FET Resources Ltd. were listed for trading on the Toronto Stock Exchange under the symbol FTX.

The exchangeable shares of FET Resources Ltd. were redeemable by FET Resources Ltd. at any time when the aggregate number of issued and outstanding exchangeable shares was less than 1,000,000.  As a result of a minimal number of exchangeable shares outstanding, FET Resources Ltd. elected to redeem all of its exchangeable shares outstanding on January 16, 2007.  In connection with this redemption, FET Resources Ltd. exercised its overriding redemption call right to purchase such exchangeable shares from holders of record.  Each redeemed exchangeable share was purchased for trust units of the Trust in accordance with the exchange ratio in effect at January 15, 2007, rounded to the nearest whole trust unit.  A Notice of Redemption was mailed to all exchangeable shareholders outlining the terms of this redemption.

	Number of Shares		Consideration ($ thousands)
Exchangeable Shares of FET Resources Ltd.	2007	2006	2007	2006
Balance as at January 1	502,587	560,218	$4,550	$4,131
Net income attributable to non-controlling interest	-	-	-	884
Exchanged for trust units	(502,587)	(57,631)	(4,550)	(465)
Balance as at December 31	-	502,587	$-	$4,550

10.  UNITHOLDERS’ CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of unitholders up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

In October 2006, the Trust put in place the Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) which provides the option for unitholders to reinvest cash distributions into additional units, either issued from treasury at 95 percent of the prevailing market price or through the facilities of the Toronto Stock Exchange at prevailing market rates with no additional commissions or fees.  The Trust expects to issue units from treasury at a discount to satisfy the distribution reinvestment component of the DRIP Plan.  As at December 31, 2007, the Trust has listed and reserved 464,969 trust units for the DRIP Plan.

	Number of Units		Consideration ($ thousands)
Trust Units of Focus Energy Trust	2007	2006	2007	2006
Balance as at January 1	67,768,125	36,687,167	$922,426	$244,426
Issued pursuant to Plan of Arrangement with PEML(i)	-	30,802,817	-	673,041
Issued on conversion of exchangeable shares (ii)	740,311	81,818	13,066	1,922
Issued pursuant to the Executive Bonus Plan (iii)	-	42,530	-	1,032
Issued pursuant to the Distribution Reinvestment Plan (iv)	976,238	58,793	16,322	1,029
Issued on conversion of exchangeable partnership units (v)	814,729	-	17,802	-
Exercise of Unit Appreciation Rights (vi)	370,750	95,000	1,855	1,116
Trust unit issue expense	-	-	-	(140)
Balance as at December 31	70,670,153	67,768,125	$971,471	$922,426

(i)	Issued pursuant to the Plan of Arrangement with PEML at a fair value of $21.85 per trust unit

(ii)	Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion

(iii)
Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates. The Executive Bonus Plan was eliminated in 2006.

(iv)
Issued pursuant to the DRIP Plan, units are either issued from treasury at 95 percent of the average market price for the 10 days immediately preceding the distribution date or through facilities of the TSX, at prevailing market prices.

(v)	Issued on conversion of exchangeable partnership units to trust units with the consideration recorded being equal to the historical value of the exchangeable partnership units.

(vi)	Exercise of Unit Appreciation Rights includes cash consideration of $1,401,128 (2006 - $805,743) and contributed surplus credit of $454,005 (2006 - $310,639).

11.   EXCHANGEABLE PARTNERSHIP UNITS

The exchangeable partnership units of Focus Limited Partnership are convertible after January 1, 2007 into trust units, at the option of the holder, on a one-for-one basis. Cash distributions equal to the distribution paid to Trust unitholders are paid to the holders of the exchangeable partnership units.

The Board of Directors may redeem the exchangeable partnership units after January 8, 2017, unless certain conditions are met to permit an earlier redemption date.

The exchangeable partnership units are entitled to vote on Focus matters with Trust unitholders through the Special Voting Unit. The exchangeable partnership units are not listed on any stock exchange and are not transferable.

	Number of Units		Consideration (thousands)
Exchangeable Partnership Units of Focus Energy Trust	2007	2006	2007	2006
Balance as at January 1	9,999,992	-	$218,500	$-
Issued pursuant to Plan of Arrangement with PEML	-	9,999,992	-	218,500
Exchanged for trust units	(814,729)	-	(17,802)	-
Balance as at December 31	9,185,263	9,999,992	$200,698	$218,500

 The exchangeable partnership units were issued at a fair value of $21.85 per unit.

12.  TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the “Rights Plan”) was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries.

At the Annual General and Special Meeting on May 17, 2007, unitholders approved amendments to the Rights Plan and approved the new Unit Award Incentive Plan (“Unit Award Plan”).  The amendments to the Rights Plan included reducing the current maximum of 5 percent of the outstanding trust units (including trust units issuable upon exchange of Focus Limited Partnership B Units) by the number of trust units reserved under the Unit Award Plan such that the combined maximum number of trust units issuable under the Rights Plan and Unit Award Plan will be 5 percent of the outstanding trust units (including trust units issuable upon exchange of Focus Limited Partnership B Units).  To December 31, 2007, the Trust has listed and reserved 3,450,321 trust units in respect of the Rights Plan and Unit Award Plan.

There were no further grants under the Rights Plan after May 17, 2007.  At December 31, 2007, there were rights outstanding to purchase 2,970,762 trust units pursuant to the terms of the Rights Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. At the option of the unitholder, the exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust’s recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. Rights granted prior to June 2006 have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant. Rights granted under the Plan subsequent to May 2006 have a life of four years and vest equally over a three-year period commencing on the first anniversary of the grant.

	2007		2006
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	2,438,063	$16.52	1,311,100	$12.52
Granted	52,670	$18.16	1,338,447	$22.82
Exercised	(370,750)	$5.00	(95,000)	$8.48
Cancelled	(104,202)	$21.38	(116,484)	$19.74
Before reduction of exercise price	2,015,781	$18.43	2,438,063	$17.99
Reduction of exercise price	-	$(1.49)	-	$(1.47)
Balance as at December 31	2,015,781	$16.94	2,438,063	$16.52

•	The average exercise price at the grant date is $20.82 ($19.49 for 2006).

•	The average contractual life of the rights outstanding is 2.3 years (2.96 years for 2006).

•	The number of rights exercisable at December 31, 2007 is 615,017 (434,500 for 2006).

•	The average value at the grant date for the year ended December 31, 2007 is $4.91 ($5.05 for 2006).

The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense of $3,204,879 for the year ended December 31, 2007.  The Trust recorded non-cash compensation expense of $2,120,550 for the year ended December 31, 2006.

The fair value of rights granted in 2007 was estimated using a modified Black Scholes option pricing model with the following weighted average assumptions:  risk-free interest rate of 4.32 percent, volatility of 31 percent, life of 3.5 years and a dividend yield rate of 9.3 percent.  Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

13.  UNIT AWARD INCENTIVE PLAN

At the Annual General and Special Meeting on May 17, 2007, unitholders approved a Unit Award Plan which authorizes the Board of Directors to grant awards of restricted trust units (“RTUs”) and performance trust units (“PTUs”). On July 11, 2007 the Board of Directors approved the initial grant of RTUs and PTUs.

The Unit Award Plan will settle in trust units which may be issued from treasury or purchased on the Toronto Stock Exchange. The number of trust units reserved under the Unit Award Plan is such that the combined maximum number of trust units issuable under the Rights Plan and Units Award Plan will be 5 percent of the outstanding trust units (including trust units issuable upon exchange of Focus Limited Partnership B Units). The number of RTUs is fixed and will vest over a period of two years and nine months. The number of PTUs issued is dependent upon the performance of the Trust and will vest over a period of two years and nine months. The number of PTUs issued is dependent upon the payout multiplier which will vary between zero and two. The payout multiplier is determined annually and is based on value measures ratios as defined by the Board of Directors.

The Trust recorded non-cash compensation expense of $3.26 million for the year ended December 31, 2007.  The compensation expense is based on the fair value of the trust units on the date of grant, and the PTU portion is based on a payout multiplier of 2.0 for the first year of units to vest and 1.0 for the remaining. Compensation expense is recognized in income over the two years and nine month vesting period with a corresponding increase in contributed surplus.

At settlement dates, holders of RTUs and PTUs will receive additional trust units in respect of accrued cumulative distributions relating to those units from the grant date to settlement date.  These additional trust units to be issued for accrued cumulative distributions are accounted for in equity with a corresponding payable. The accrued distribution amount for the year ended December 31, 2007 was $0.8 million. This is also accounted for over the two year and nine month vesting period.

The following table summarizes the restricted trust unit and performance trust unit movement for the year ended December 31, 2007:

	Number of RTUs	Number of PTUs
Balance, beginning of period	-	-
Granted	333,693	627,297
Forfeited	(4,506)	(1,503)
Balance as at December 31, 2007	329,187	625,794

14.  ELIMINATION OF THE EXECUTIVE BONUS PLAN

Late in the second quarter of 2006, the Board of Directors approved a new compensation plan that would better suit the expanded employee base of the Trust and be more comparable with the standard compensation framework within the sector.

In eliminating the Executive Bonus Plan, $3.0 million was paid to the participants in the Executive Bonus Plan. Half was paid at the end of June 2006 and the remainder was paid on July 1, 2007. In addition participants received, in aggregate, an additional 495,600 trust unit appreciation rights.

15.  ACCUMULATED INCOME

($ thousands)	2007	2006
Accumulated income, before cash distributions	$345,990	$259,925
Accumulated cash distributions (1)	(444,279)	(311,453)
Balance as at December 31	$(98,289)	$(51,528)

(1)
Included in accumulated distributions are the accrued cumulative distributions related to the Unit Award Incentive Plan.  See Note 13 of the notes to consolidated financial statements for further discussion.

16.  FINANCIAL INSTRUMENTS

The Company’s financial instruments included in the balance sheet consist of accounts receivable, other receivables, accounts payable and accrued liabilities and bank debt.

Credit risk:

The Company’s accounts receivable are due from a diverse group of customers and as such are subject to normal credit risks.

Interest rate risk:

The Company is also exposed to interest rate risk to the extent that long-term debt is at a floating rate of interest.

Fair values:

The fair values of short-term financial instruments, being accounts receivable, accounts payable and accrued liabilities and cash distributions payable approximate their carrying values due to their short term to maturity.  The fair value of long-term debt approximates its carrying value due to the floating interest rate and the revolving nature of the obligation.

The following financial contracts were outstanding at the date of writing.

Financial Contracts	Daily Quantity	Contract Price		Price Index	Term
Crude oil	400 bbls	$78.53	Cdn	WTI	January 2008 - December 2008
	400 bbls	$70.00-79.00	Cdn	WTI	January 2008 - June 2008
	400 bbls	$84.60	Cdn	WTI	July 2008 - December 2008
Natural gas	15,000 GJ	$8.25-9.00	Cdn	AECO	November 2007 - March 2008
	15,000 GJ	$8.02	Cdn	AECO	November 2007 - March 2008
	10,000 GJ	$8.60	Cdn	AECO	November 2007 - March 2008
	15,000 GJ	$6.35	Cdn	AECO	April 2008 - October 2008
	15,000 GJ	$6.80	Cdn	AECO	April 2008 - October 2008*
* contract entered into subsequent to December 31, 2007

New CICA Handbook Standards, Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3865 “Hedges”, and Section 1530  “Comprehensive Income” are applicable for the Trust beginning in 2007.

As a result, hedge accounting for financial contracts has not been continued in future periods beyond 2006.  All derivative contracts commencing January 1, 2007 are recorded at fair value on the balance sheet.  Derivatives are adjusted to fair value each period with the change recognized in the determination of income.  Settlement of derivatives is included in the Statement of Cash Flows as an operating activity.  Unrealized gains and losses are subtracted or added back as a non-cash item.

17.  ACCUMULATED OTHER COMPREHENSIVE INCOME

($ thousands)	2007
Accumulated other comprehensive income, beginning of year	$-
Adoption of financial instruments [notes 2 and 15], net of tax ($8.0 million)	17,947
Reclassification to earnings of gains on hedges, net of tax ($7.8 million)	(17,597)
Balance as at December 31	$350

As described in Note 3 of the notes to consolidated financial statements, on January 1, 2007 Focus adopted the new CICA requirements relating to financial instruments.  The new standards require a new statement of comprehensive income, which consists of net earnings and other comprehensive income which, for the Trust, relates to changes in gains or losses on derivatives previously designated as cash flow hedges.

At December 31, 2006 the fair value of the Trust’s outstanding hedges was $25.8 million.  The adjustment to accumulated other comprehensive income is shown net of tax.   This value will be reclassified and brought through income over the life of the original contracts until March 2008 at which time the balance will be nil.

18.  PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at December 31, 2007, which have no book value, would have resulted in a net payment to the Trust of $2.9 million.

Physical Sales Contracts	Daily Quantity	Contract Price		Term
Natural gas - fixed price	10,000 GJ	$8.96	Cdn	November 2007 - March 2008
	10,000 GJ	$7.32	Cdn	November 2007 - March 2008

19.  PER-UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units and exchangeable partnership units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan and include exchangeable shares converted at the average exchange ratio and include exchangeable partnership units.

Basic per-unit calculations for the year ended December 31 are based on the weighted average number of trust units and exchangeable partnership units outstanding in 2007 of 79,105,262 (2006 of 57,828,890).

Diluted calculations for the year ended December 31 include additional trust units for the dilutive impact of the Rights Plan in 2007 of 163,831 (2006 of 529,664), the Unit Award Plan in 2007 of 88,056 (nil in 2006) and 30,630 exchangeable shares (2006 of 753,769) converted at the average exchange rate.  Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

Supplementary cash flow information for the year ended December 31:

(thousands)	2007	2006
Interest paid	$17,127	$13,490
Interest received	$132	$33
Taxes paid	$112	$30,993
Cash distributions paid	$134,294	$118,399

20.  INCOME TAXES

On June 22, 2007, Bill C-52, the Federal Government’s legislation containing provisions to impose a tax on publicly traded income trusts and partnerships (“SIFT’s”), received Royal Assent.  The legislation included a 31.5 percent tax for taxation years beginning in 2011 on income of the Trust before distributions.  Distributions will effectively be taxed as a dividend to the taxable Canadian investor.

Certain of the Trust’s assets are held by entities which transfer taxable income to unitholders. Prior to the legislation becoming enacted, future income taxes were not required to be recorded on temporary differences related to the carrying value of these assets over their tax value.  As a result of the legislation becoming enacted, the Trusts’ tax status has changed for purposes of Canadian GAAP.  A non-cash, future income tax expense of $13.8 million was recorded on these temporary differences in the second quarter of 2007 because of this change in tax status.

The Federal Government also announced a reduction in the general corporate tax rate over the next 5 years beginning January 1, 2008. These reductions resulted in a rate of 15.0 percent in 2012.  These reductions also reduce the SIFT tax to 29.5 percent and 28.0 percent in 2011 and 2012 respectively. This legislation received Royal Assent on December 14, 2007 as part of Bill C-28. As a result, a rate reduction has been recorded in the fourth quarter on all temporary differences.  The Saskatchewan general corporate tax rate decreased from 14 percent to 13 percent on July 1, 2007 and will further decrease to 12 percent on July 1, 2008.

The Trust recorded a future income tax recovery of $41.3 million in 2007.  This amount includes a recovery of $7.3 million relating to accounting for non-controlling interest - exchangeable shares ($8.2 million in 2006).

The provision for future income taxes is different from the amount computed by applying the combined statutory Canadian Federal and Provincial income tax rate to income for the period before income taxes.  The differences are as follows:

($ thousands)	2007	2006
Income before income and other taxes and non-controlling interest - exchangeable shares	$45,990	$43,852
Statutory combined federal and provincial income tax rate	33.5%	35.5%
Expected income tax expense at statutory rates	$15,406	$15,567
Add (deduct) the income tax effect of:
Income attributable to the Trust, not subject to income tax	(43,645)	(39,726)
Impact of SIFT legislation	13,846	-
Non-deductible Crown charges	-	3,294
Resource allowance	-	(3,718)
Alberta Royalty Tax Credit	-	(58)
Reduction in corporate tax rate	(27,940)	(10,094)
Other	2,259	4,736
Income and other taxes	$(40,074)	$(29,999)

The components of the future tax liability at December 31 are as follows:

($ thousands)	2007	2006
Capital assets in excess of tax value	$294,026	$331,150
Provision for asset retirement obligation	(11,906)	(11,143)
Other	(643)	(1,207)
Future income taxes	$281,477	$318,800

21.   COMMITMENTS AND CONTINGENCIES

The Trust is involved in claims arising in the normal course of operations.  Management is of the opinion that any resulting settlements would not materially affect the Trust’s financial position or reported results in operations.

The following table is a summary of all contractual obligations and commitments for the next five years.

($ thousands) (1)	Total	2008	2009-2010	2011-2012	2013 and thereafter
Office premises	$2,649	$956	$1,693	$-	$-
Operating leases	466	466	-	-	-
Mineral and surface leases(2)	29,838	4,973	9,946	9,946	4,973
Transportation and processing	18,514	10,347	4,137	1,365	2,665
Asset retirement obligations(3)	42,949	224	876	491	41,358
Total contractual obligations	$94,416	$16,966	$16,652	$11,802	$48,996

(1)	The table does not include the Trust’s obligations for financial instruments and physical sales contracts which are disclosed in Notes 16 and 18.

(2)
The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2008 to 2013 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2013 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3)	Based on the estimated timing of expenditures to be made in future periods

In addition, the Trust has income and capital tax filings that are subject to audit and potential reassessment.  The findings from such audit may impact the tax liability of the Trust.  The final results are not reasonably determinable at this time and management believes it has adequately provided for income and capital taxes.

Schedule "B"

Enerplus Resources Fund
Pro Forma Consolidated Financial Statements
As At and For the Year Ended December 31, 2007
(Unaudited)

Enerplus Resources Fund
Pro Forma Consolidated Balance Sheet
As at December 31, 2007
(millions of Canadian dollars)
(unaudited)

	Enerplus	Focus(1)	Pro Forma Adjustments	Notes		Pro Forma Consolidated
Assets
Current assets
Cash	$1.7	$-	$-			$1.7
Accounts receivable	145.6	38.3	-			183.9
Deferred financial assets	10.1	3.5	-			13.6
Future Income taxes	10.8	-	-			10.8
Other current	6.4	6.0	-			12.4
	174.6	47.8	-			222.4
Property, plant and equipment	3,872.8	1,242.2	534.7	2	(b)	5,649.7
Goodwill	195.1	453.2	(56.1)	2	(c)	592.2
Other assets	60.6	-	-			60.6
Reclamation fund	-	9.7	-			9.7
	4,128.5	1,705.1	478.6			6,312.2
	$4,303.1	$1,752.9	$478.6			$6,534.6
Liabilities and unitholders' equity
Current liabilities
Accounts payable	$269.4	$46.0	$36.0	2	(d)	$351.4
Distributions payable to unitholders	54.5	11.2	-			65.7
Deferred financial credits	52.5	0.4	-			52.9
Current bank debt	-	14.7	-			14.7
	376.4	72.3	36.0			484.7
Long-term debt	726.7	274.0	-			1,000.7
Deferred financial credits	90.1	-	-			90.1
Future income taxes	304.2	281.5	154.5	2	(e)	740.2
Asset retirement obligations	165.7	42.9	-			208.6
	1,286.7	598.4	154.5			2,039.6
Unitholders' equity
Unitholders' capital	4,032.7	980.5	234.2	2	(f)	5,247.4
Exchangeable partnership units	-	200.7	(45.1)	2	(f)	155.6
Accumulated deficit	(1,284.0)	(99.3)	99.3	2	(f)	(1,284.0)
Accumulated other comprehensive (loss) / income	(108.7)	0.3	(0.3)	2	(f)	(108.7)
	(1,392.7)	(99.0)	99.0			(1,392.7)
	2,640.0	1,082.2	288.1			4,010.3
	$4,303.1	$1,752.9	$478.6			$6,534.6

(1)    Certain amounts have been reclassified for presentation consistency.

1

Enerplus Resources Fund
Pro Forma Consolidated Statement of Income
For the year ended December 31, 2007
(millions of Canadian dollars, except per unit amounts)
(unaudited)

	Enerplus	Focus(1)	Pro Forma Adjustments	Notes		Pro Forma Consolidated
Revenues
Oil and gas sales	$1,539.1	$343.1	$-			$1,882.2
Royalties	(285.1)	(63.0)	-			(348.1)
Commodity derivative instruments	(52.8)	35.6	-			(17.2)
Other income	14.9	2.2	-			17.1
	1,216.1	317.9	-			1,534.0
Expenses
Operating	274.2	33.4	-			307.6
General and administrative	67.9	13.5	-			81.4
Transportation	22.1	12.8	-			34.9
Interest	33.6	16.6	-			50.2
Foreign exchange	(7.1)	-	-			(7.1)
Depletion, depreciation, amortization and accretion	463.7	195.6	36.0	3	(a)	695.3
	854.4	271.9	36.0			1,162.3
Income before taxes	361.7	46.0	(36.0)			371.7
Taxes
Current taxes	23.0	1.2	-			24.2
Future income expense/(recovery)	(1.0)	(41.3)	(12.1)	3	(b)	(54.4)
	22.0	(40.1)	(12.1)			(30.2)
Net Income	$339.7	$86.1	$(23.9)			$401.9

(1)    Certain amounts have been reclassified for presentation consistency.

Net income per unit:
Basic	2.66	2.49
Diluted	2.66	2.48

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Enerplus Resources Fund
Notes to Pro Forma Consolidated Financial Statements
For the year ended December 31, 2007
(millions of Canadian dollars, except per unit amounts)
(unaudited)

1.           Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet as at December 31, 2007 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2007 (the "Pro Forma Statements") of Enerplus Resources Fund ("Enerplus") have been prepared for inclusion in the Business Acquisition Report dated April 3, 2008 of Enerplus. The Business Acquisition Report includes details of the plan of arrangement (the "Arrangement") between Enerplus and Focus.

The Pro Forma Statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") by the management of Enerplus. Accounting policies used in the preparation of the Pro Forma Statements are in accordance with those disclosed in the 2007 audited consolidated financial statements of Enerplus.

Pursuant to the Arrangement, Enerplus acquired Focus effective February 13, 2008. The unaudited pro forma consolidated balance sheet gives effect to the Arrangement and assumptions described in Note 2 as if they had occurred on December 31, 2007 and the unaudited pro forma consolidated statement of income gives effect to the Arrangement and assumptions described in Note 3 as if they had occurred at January 1, 2007.

In the opinion of management, the Pro Forma Statements include all material adjustments for a fair presentation of the ongoing entity in accordance with GAAP.

The Pro Forma Statements have been prepared from, and should be read in conjunction with, the following financial statements and financial information:

•      The audited consolidated financial statements of Enerplus as at and for the year ended December 31, 2007.
•      The audited consolidated financial statements of Focus as at and for the year ended December 31, 2007.

The Pro Forma Statements are not indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. Although potential operating synergies and administrative cost savings are anticipated as a result of the combined operations, no adjustments for such have been made in preparing these Pro Forma Statements.

2.           Pro Forma Consolidated Balance Sheet Assumptions and Adjustments

Pursuant to the Arrangement, Enerplus acquired all of the outstanding trust units of Focus at an exchange ratio of 0.425 of an Enerplus trust unit for each outstanding Focus trust unit. In addition, the outstanding Focus exchangeable partnership units became exchangeable into Enerplus trust units using the same exchange ratio of 0.425 immediately following the combination. The total estimated consideration for the issued and outstanding Focus trust units and exchangeable partnership units is $1.4 billion including transaction costs. The acquisition will be accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values.

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The Pro Forma Statements have been prepared using the estimated fair value of the acquired assets and assumed liabilities at December 31, 2007. These amounts are subject to change as certain estimates are realized or determined and final tax pools are established. For purposes of preparing the unaudited pro forma consolidated balance sheet, the fair value of assets acquired and liabilities assumed were allocated as follows:

a.    Purchase price allocation:

Purchase Price	($ millions)
Enerplus Trust Units issued and Exchangeable Partnership Units assumed	$1,370.3
Transaction costs	36.0
$1,406.3
Allocation of the Purchase Price
Property, plant and equipment	$1,776.9
Goodwill	397.1
Working capital (deficiency)	(14.8)
Long-term debt	(274.0)
Future income taxes	(436.0)
Asset retirement obligations	(42.9)
$1,406.3

The value of Enerplus trust units to be issued and the Focus exchangeable partnership units assumed was determined as the five-day weighted average trading value of Enerplus trust units, including two days before and after the announcement date and the date of the announcement (December 3, 2007).

b.	Focus property, plant and equipment has been increased by $534.7 million to adjust the recorded amount to the estimated fair value of the acquired assets on December 31, 2007.

c.
Goodwill of $397.1 million has been recorded and represents the amount of consideration in excess of the fair value assigned to the net identifiable assets acquired and liabilities assumed on December 31, 2007.

d.	Accounts payable was increased by $36.0 million to reflect estimated transaction costs.

e.	The future income tax liability has been increased by $154.5 million reflecting the $534.7 increase in property, plant and equipment.

f.
Unitholders' capital recorded for Enerplus has been increased by $1.370 billion to reflect the issuance of approximately 30.1 million trust units at a price of $40.29 per trust unit as well as the assumption of 9.1 million Focus exchangeable partnership units that are exchangeable into Enerplus trust units at a ratio of 0.425 per exchangeable partnership unit immediately following the combination. Focus' recorded unitholder's capital, deficit and accumulated other comprehensive income have been eliminated consistent with the purchase method of accounting.

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3.           Pro Forma Consolidated Statements of Earnings Assumptions and Adjustments

a.
Depletion expense has been adjusted to reflect the production and depletion rate calculated on the unit-of-production method including the depletion base and the estimated proved petroleum and natural gas reserves from the business combination.

b.   Future income tax has been adjusted to reflect the impact of the above adjustments, as applicable.

4.           Per Unit Information

Pro forma net income per unit has been calculated using the weighted average number of Enerplus trust units outstanding plus Enerplus trust units issued and Focus exchangeable partnership units assumed to effect the combination, as follows (millions):

December 31,2007	Enerplus	Focus combination	Pro Forma Consolidated
Basic	127.7	34.0	161.7
Diluted	127.8	34.0	161.8

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